1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
June 21, 2023	www.integraresources.com

INTEGRA PROVIDES CORPORATE UPDATE FOR NEVADA PROJECTS

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to provide a corporate update regarding several of the Company's projects located in western Nevada including the Wildcat Project, the Mountain View Project, the Ocelot Project, the Dune Project, the Eden Project, and the Marr Project (together, the "Nevada Projects").

The Company was provided notice by Royalty Consolidation Company, LLC, a private company controlled by Waterton Precious Metals Fund II Cayman, LP ("Waterton") of the sale of 100% of its existing royalty interests in the Nevada Projects to a wholly-owned subsidiary of Franco-Nevada Corporation ("Franco-Nevada"). The transaction closed on June 15, 2023. No new royalties on the Nevada Projects were granted as part of the transaction between Waterton and Franco-Nevada and no net proceeds from the sale will be recognized by Integra.

Integra acquired the Nevada Projects as part of the merger with Millennial Precious Metals Corp. ("Millennial"), which closed on May 4, 2023. Please refer to Millennial's latest management discussion & analysis, dated May 30, 2023 (filed on Millennial's SEDAR profile), for an overview of the existing royalty interests on the Nevada Projects. Integra will update its quarterly disclosure at the next required filing date to reflect the change of royalty ownership at the Nevada Projects.

Integra remains focused on achieving several key milestones in 2023, including an updated mineral resource estimate and the submission of the Mine Plan of Operations at the DeLamar Project located in southwestern Idaho, as well as an updated mineral resource estimate and Preliminary Economic Study at the Wildcat & Mountain View Projects, located in western Nevada.

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its three flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Wildcat and Mountain View Projects located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential benefits to be derived from the recently completed merger with Millennial; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; magnitude or quality of mineral deposits; the anticipated advancement of the Company's mineral properties and project portfolios; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the integration of the Companies, and realization of benefits therefrom; the Companies' ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Companies' ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial's management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.